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                             April 5, 2022

       Ashley Bancroft
       Corporate Secretary
       TENNECO INC
       500 North Field Drive
       Lake Forest, IL 60045

                                                        Re: TENNECO INC
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed on March 15,
2022
                                                            File No. 001-12387

       Dear Ms. Bancroft:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and
any filing obligation you may have to provide additional disclosure on Schedule 13E-3.
Refer to Sections 201.01 and 201.05 of the Going Private
                                                        Transactions, Exchange
Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure
                                                        Interpretations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ashley Bancroft
TENNECO INC
April 5, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sergio Chinos,
Staff Attorney, at (202) 551-7844 with any questions.



FirstName LastNameAshley Bancroft                          Sincerely,
Comapany NameTENNECO INC
                                                           Division of
Corporation Finance
April 5, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName